EXHIBIT I


FOR IMMEDIATE RELEASE                                             PRESS RELEASE


   SANDELL SENDS A LETTER TO SOUTHERN UNION CHAIRMAN AND CEO GEORGE LINDEMANN EXPRESSING CONCERN OVER POOR SHARE PRICE PERFORMANCE AND FAILURE TO COMPLETE
                          GOALS OF 2007 STRATEGIC PLAN

                   SANDELL SEEKS IMMEDIATE SALE OF THE COMPANY

  SANDELL HAS BEGUN PROCESS OF IDENTIFYING CANDIDATES FOR SOUTHERN UNION BOARD
                                  OF DIRECTORS

NEW YORK, JULY 17, 2008 -Sandell Asset Management Corp. ("Sandell"), the largest individual shareholder of Southern Union Company ("SUG" or the "Company") with ownership of 9.9% of shares outstanding, sent a letter to George Lindemann, Chairman and CEO of SUG. This letter, which was also filed with the SEC today, expressed serious concern regarding management's and the Board of Directors' failure to achieve the goals of its 2007 strategic plan, which was the basis for Sandell agreeing to withdraw its nominees for the Company's Board of Directors at the 2006 annual meeting of stockholders. Furthermore, the letter identifies this lack of action by the company as the driver of its continued poor stock performance on both an absolute and relative basis. That plan specifically stated goals of forming an MLP by the end of the third quarter of 2007 and an increased focus on return of capital to shareholders. Sandell believes there was ample time before the recent disruption in the capital markets to achieve both of these goals and credits the failure with a lack of conviction in management and at the board level. Sandell now believes that SUG's best alternative is an immediate sale of the Company given likely interest from several strategic buyers and robust fundamental environments in the Company's end markets. In the event that the Company continues to underperform and management and the Board do not take material action to deliver value to the shareholders, Sandell may seek to replace some or all of the existing board members with a new slate of highly qualified candidates. Sandell has recently begun the process of identifying these candidates.

Tom Sandell, the CEO of Sandell stated "We have been holders of Southern Union for over three years now and took management at their word that they would take action to enhance shareholder value. Our patience has not been rewarded and we, along with other shareholders, have witnessed a consistent record of underperformance and complacency toward shareholder value. Our research indicates that these shares should be worth at least $32 per share and likely greater than $40 per share in the hands of a qualified, appropriately motivated team dedicated to driving value. We believe that our fellow shareholders share our frustration and we will continue to seek whatever changes are necessary to realize full value for this impressive collection of assets. "

For further information, contact:

Mr. Tom Sandell
Chief Executive Officer
Sandell Asset Management Corp.
(212) 603-5700

Sandell Asset Management Corp. is a multi-billion dollar global investment management firm, founded by Thomas E. Sandell, which focuses on global corporate events and restructurings throughout North America, Continental Europe, the United Kingdom, Latin America and the Asia-Pacific theatres. Sandell frequently will take an "active involvement" in facilitating financial or organization improvements accruing to the benefit of investors.